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                              August 30, 2021

       Jorge de Pablo
       Chief Executive Officer
       Enphys Acquisition Corp.
       216 East 45th Street
       13th Floor
       New York, NY 10017

                                                        Re: Enphys Acquisition
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed August 27,
2021
                                                            File No. 333-257932

       Dear Mr. de Pablo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1 Filed August 27,
2021

       Report of Independent Registered Public Accounting Firm, page F-2

   1. It appears that the dual dating of the audit report should reference the revised disclosures in Notes 5 and 9,
rather than Notes 4 and 9. Please advise or revise as appropriate. It also appears that the
consent of the independent registered public accounting firm included as
                                                        Exhibit 23.1 should be
similarly revised. In addition, the disclosure provided in Note 9 with respect to the
80,000 Founders Shares to be issued to the independent directors should also reference
the related disclosures provided in Note 5, rather than Note 4 to the financial statements.
 Jorge de Pablo
FirstName  LastNameJorge
Enphys Acquisition Corp. de Pablo
Comapany
August  30, NameEnphys
            2021       Acquisition Corp.
August
Page 2 30, 2021 Page 2
FirstName LastName
       You may contact Amy Geddes at 202-551-3304 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Dietrich King at 202-551-8071 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Jason McCaffrey